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                           June 29, 2022

       Robert Gagnon
       Chief Business and Financial Officer
       Verastem, Inc.
       117 Kendrick Street
       Suite 500
       Needham, MA 02494

                                                        Re: Verastem, Inc.
                                                            Form 10-K
                                                            For the Year Ended
12/31/2021
                                                            File No. 001-35403

       Dear Mr. Gagnon:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Management's Discussion and Analysis of Financial Condition and Results of Operations

       Financial Operations Overview
       Research and Development Expenses, page 66

   1. As research and development is a significant part of your business, please provide the following information
with a view toward disclosure in your future filings:
                                                        - How you track and
account for research and development expenses, including both direct and indirect
expenses;
                                                        - The cost incurred for
each period presented for VS-6766 + Defactinib
                                                        projects segregated
from the VS-6766 + Other Combinations projects; and
                                                        - If you do not track
research and development expenses by product, explain why you are no longer able to do so
and provide a breakdown of research and development expenses by nature of expense in
future filings.
 Robert Gagnon
Verastem, Inc.
June 29, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at
202-551-
3494 with any questions.



FirstName LastNameRobert Gagnon                           Sincerely,
Comapany NameVerastem, Inc.
                                                          Division of
Corporation Finance
June 29, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName